Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 24, 2026

Relating to Preliminary Prospectus dated September 21, 2026

Registration Statement No. 333-298734

Oura Inc.

On September 21, 2026, Oura Inc. (“Oura” or the “issuer”) filed Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-298734) with the Securities and Exchange Commission (the “SEC”).

On September 24, 2026, Robinhood uploaded to its mobile app a video of Vlad Tenev’s interview of Thomas Hale, Chief Executive Officer of Oura. The transcript of the interview is attached hereto as Exhibit A.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2133022/000119312526396051/d119865ds1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at Prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 9th floor, New York, NY 10022, by telephone at (212) 339-2220, or by email at allenprospectus@allenco.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.

EXHIBIT A

Video of Vlad Tenev’s Interview of Tom Hale

Link to Interview: https://stream.mux.com/FXKmNeqIsrQ5ngblhubpWhh0001zqYLTdA.m3u8

Transcript:

*	Transcript slightly edited for clarity.

Vlad Tenev: We’re here with Tom Hale, CEO of Oura. Tom, thank you for joining. Awesome company, awesome product. I’m wearing my Oura 5, size 12 right now.

Tom Hale: How was your sleep? How’d you do?

Vlad Tenev: Yeah, we were just talking about that. Not too good. Not too good.

Tom Hale: Not too good.

Vlad Tenev: I got a fifty-five. How about you?

Tom Hale: Sixty-nine, which is okay, but not great, and my readiness is in the eighties, which is actually pretty good, so I’m ready for today.

Vlad Tenev: Is that typical?

Tom Hale: Usually, yeah, it’s pretty close to eighties. I came in late last night, so I didn’t get as much sleep as I wanted.

Vlad Tenev: Okay. Well, thank you for doing this anyway.

Tom Hale: My pleasure.

Vlad Tenev: Oura, as some of the viewers know, was a Robinhood Ventures Fund I company. So thank you, also, for believing in retail access to your great company before even going public.

Tom Hale: We are proud to have you guys on the cover. It’s actually pretty exciting for us too, retail is a big part of our story.

Vlad Tenev: Maybe talk a little bit about what led you to join Oura and what you saw in the company and the opportunity.

Tom Hale: First of all, it’s pretty interesting, not everybody knows what Oura is. Oura is a health intelligence platform. It’s a ring. People see the ring and they think you’re just a ring company, but there’s a lot more to it. I came to the product in the fall of 2021, and it was sort of a rough time. It was COVID. There was stress in the family. We had sold a company, it was becoming unsold, shareholders were voting the deal down. For the first time in my life, I lost sleep. I was researching a solution, and I bumped into the Oura Ring. I put it on, and I went through this process of about six to eight weeks of trying to modify my behavior, and I fixed it. I sort of recovered sleep — and the thing that was most amazing to me was, in recovering sleep, I realized I’d been sleep deprived for most of my adult life, and that I could actually feel really differently. I was in my early fifties, and I could feel completely different when I got sleep. So I was like, “This product is incredible.” It changed my behavior. It changed my life. I needed to be involved in this company — and by the spring of 2022, I’d become the CEO.

Now the thing that sort of made me realize that I wanted to be a part of it was not just the experience with the product, it was the fact that the opportunity was so much greater. I’d always worn wearables. I knew about fitness tracking. I knew how they could be powerful as tools in a journey, but I didn’t really understand how important health could be. And I think that’s partially because we were in the middle of a health crisis: COVID. Being able to do things like predict if you’re going to get sick or understand if you’re getting COVID or to give you visibility into your physiology, that was so compelling to me, and the opportunity around health was so compelling. I was like, “This company is going to be great.”

Vlad Tenev: So for someone who’s never experienced Oura but maybe has experienced other wearables, how would you describe what makes it different?

Tom Hale: Obviously, first thing is that it’s a ring, that’s one of the big factors. But most people think of wearables, and think they really are oriented around fitness tracking. How many steps did you get in today? What’s your heart rate while you’re working out right now? What kind of workouts are you doing? Which is important, by the way — it’s just not the only thing that matters, because if you think about Oura as a health tracker and as a platform for helping you understand your health, we’re looking over a much, much longer timeframe than one workout. Also, fitness, interestingly, is kind of a churny use case. You think about going to the gym in January, and by March, gyms are empty — and so health, it turns out, is a much richer use case.

Now, from a user experience standpoint, experiencing your health means whether you’re on a journey towards health or towards fitness, whether you’re training for a marathon or maybe you’re managing a chronic illness, Oura has something that really helps you understand your physiology. We call it giving your body a voice. And what that gives you is, whatever journey you’re on, we give you understanding about that journey, and we support you through that journey. That’s really different than most fitness wearables that say, “Get off the couch, you lazy bum. Get your steps in.” So we have a very different relationship with our customers. You can see this in some of the customer examples that we have, where people are learning that they’re getting sick, and Oura tells them. Or I get stopped in the airport all the time by women say, “Thank you,” and I say, “What for?” and they say, “You got us pregnant.” And I say, “Well, that’s not how it works.” But what’s interesting about that is that we’re involved in these really, really powerful parts of people’s lives because we’re really more about health than we are about fitness, and that’s the fundamental difference.

Vlad Tenev: So sleep is perhaps more primary over the number of steps [you’ve taken], things like your breathing [are important]?

Tom Hale: Yeah. The way to think about your health is that it’s constantly changing and evolving, right? You’re aging, you’re getting sick, you’re getting healthy. All these parts of your life are changing every day, and what we give you is a sense of what normal is, not just from a population average but for you — and so that when you deviate from normal, we can kind of tell you that. That’s the magic of it. We understand you personally, and we understand your baseline — meaning what’s normal for you — and then we can see when something changes from that.

Vlad Tenev: Is there something about the ring form factor that makes it easier to do this than, say, a wrist device?

Tom Hale: Yeah. It’s really interesting, because most people are familiar with wrist devices — “wristables,” as we call them. The thing that’s different about the finger is, one, it’s highly vascularized, meaning you’ve got an artery literally that runs right underneath the sensors here on your finger, and you’re measuring through kind of uniform tissue, about two millimeters of skin and a little bit of tissue. The other point about this is that you’re also looking at the leading edge of your pulse, your heart pumps, blood shoots down your arm and this is kind of the first stop where you can sense it.

You contrast that to the wrist, where you’re looking through bone and sinew and hair and discolored skin, and it’s capillary action on the way back to the heart. So, the signal strength here is two orders of magnitude stronger. There’s more information in the signal itself, so you can actually derive things that you can’t necessarily derive at the wrist. And at the same time, you also get this kind of passive tracking because it’s so comfortable that you wear it 24/7, especially at night. The battery life on the device is about seven days, so you’re not constantly having to maintain it and make sure it’s charged. If you think about a smartwatch, often at the end of the day, it’s on the bedside stand getting charged. The benefit of tracking at night is that that’s when your body is at rest, and so we can see your body in kind of an easy state to compare night over night, and therefore, we can see those differences — with a greater signal strength, with greater clarity — and make an analysis about what’s going on much clearer.

Vlad Tenev: Yeah, I mean, you’re right. I used to have a watch — a “wristable” as you called it — and one of the annoying things was I just didn’t want it on me at night. It felt too intrusive.

Tom Hale: It’s intrusive. I think the other thing to think about is that the accuracy of the data that comes off the finger allows us to make these predictions, not just make them better, but also to be right about them. Because the trust that people have in Oura is about it getting it right about their body. Think about it. When you go to a hospital, where do they put the sensor? Do they put it on the back of your wrist? No, they put it on the tip of your finger — and for all the same reasons.

Vlad Tenev: Yeah. There’s also less competition for that space, right? You’ve got probably three fingers on each hand that you can use, whereas when wearing a watch, if you want to wear a mechanical watch or a watch for fashion, you kind of have to pick one. And you don’t really want to wear one on your “off” hand. While you’ve got ten fingers, and six of them probably could have a ring on them.

Tom Hale: Exactly.

Vlad Tenev: Well, Tom, connected fitness, obviously huge category, evolving. Some companies have done well, others haven’t. What do you think separates the ones that are building long-term durable businesses from the ones that don’t?

Tom Hale: It’s such an interesting question because first of all, fitness as a category is actually somewhat constrained. I mean, we talked about sort of the fragility of that model. It’s something where people come in and then they fall out of it, people on a fitness journey. Whereas health is really durable, and I think that’s probably the first thing, is that our TAM is much larger. So in some sense, the first difference is that it’s not connected fitness, it’s actually health. It’s a much, much broader category.

I think the second thing that really sets us apart is that when you look at the category of wearables more broadly, we are focused on health exclusively. What we’re trying to do is to solve for your health. Maybe unlike connected fitness, we’ve built a business model where the subscription isn’t like an add-on that gives you extra value. The subscription is the business model, and if you think about the power of that business model, we see retention of our paid members at one year which is 85%. That is like — as you probably know — better than best in class for consumer subscription, and compared to wearables, it’s off the charts. Now, when we think about the sort of the why of that, it’s because of the value that we deliver. It covers multiple domains. You come for sleep, but then you learn about metabolic health. You come for longevity, but we teach you about stress. You come for stress, we teach you about women’s health. You come for women’s health, we teach you about sleep. And we can link these journeys together over time, and that results in like a really strong engagement. We see, you know, the DAU/MAUs are off the charts.

People are looking at this product every day and getting value from it, and the durability of that business model sets us apart from it being a piece of hardware, where you use it, you figure out what it does, maybe you learn it, and then you’re on to the next thing. What’s powerful is that we change and adapt as you go through your health journey, and there are lots of different health journeys: towards health, away from health, towards fitness, managing a chronic illness. All these things are really compelling use cases. But when you look at that in the aggregate, what you really realize is that as we learn you, it just becomes stickier and stickier. That data asset builds up around you, and you think about the power of AI coming in and understanding you in a way that maybe no one or no thing has ever understood you. Think about that. The best coaches, the best doctors, they’re the ones who spend time learning what they can do for you that’s specific to you, and I think that’s really the power of where this all goes.

Vlad Tenev: Amazing. What prevents a bigger player from doing what Oura does, and how do you think about these other guys sort of moving laterally and, you know, encroaching on some of your turf?

Tom Hale: Look, I mean, the reality is that what we’ve done is pretty unique, and we’ve led the market in both introducing new capabilities and also, we’re really the people who created the category of a ring. The smart ring has all these properties of accuracy and comfort as we’ve discussed, and I think those are differentiated.

I think what’s really most compelling about what we’re doing, though, is that we’re taking that advantage — and that advantage is accuracy and comfort and frequency of use (people wear the device, you know, 24/7, they engage with the app three times a day) — and all those kind of compounding effects, they play out over time. So the more data that we have on somebody, the more we understand them, the better we understand them, the more trust that they build. And that becomes kind of a moat. You build up this data asset about somebody and they stick to it. It’s not just about this device being replaced, it’s the data itself.

At the same time, I think we have become the leaders in this category, fundamentally, by building the best product. Turns out it’s quite hard to build something. I mean, look at this thing. It is tiny. It’s incredibly comfortable. The fact that we can have something that has a seven-day battery life, that can do all these things, and have it be on such a small form factor — it turns out that’s incredibly hard to do, and to do reliably.

Vlad Tenev: I have to say the five, I just got it. I was wearing the four for a while. I mean, it’s different.

Tom Hale: It’s night and day. And we’re the only people who have a ring that’s this small and this capable. And I think that is leadership and I think leadership is how you win in competition. Competition is great! We love competition. But we’re leading.

I think the last thing I’ll say on this is that we’ve also been very, very intentional about building up an intellectual property platform. We have over 1,100 patents — not just on the hardware itself, but on the software, the firmware, and the algorithms — and that represents a pretty strong moat against somebody entering the market. We’ve been pretty successful at using that both as a sword and a shield. And of course, the reality is — we all know this in technology — you have to keep investing, and our business model really allows us to invest in the future in a really disproportionate way. We’re increasing the cadence of hardware. We’ll be shipping more frequently than other people. We’ll be shipping new capabilities. We’re really pushing the limits of what’s possible, and I think that’s how you win.

Vlad Tenev: Do you see the ring being the primary exclusive form factor, or are you not ruling out other form factors in the future?

Tom Hale: It’s a great question. There are obvious opportunities in adjacent form factors. I do see the ring as central, and partially it’s because of the wear profile that we see. Just having something that’s so comfortable and sits passively in the background, it’s kind of the hub, that’s really the key. It’s the continuous data that we capture. Now, that being said, you might have spikes where you’re using some other device. Right now, I’m wearing a blood glucose biosensor, and that data flows into Oura, and you can kind of understand what’s happening with someone’s nutrition and blood sugar as a result, and put that in the context of all their other data — but it’s Oura Ring that captures all that other data. So you can imagine what we might see as a cloud of wearables, and you might use different wearables for different purposes. If you’re training for a marathon, you might really want to do something. Oh, if you’re managing a chronic illness, you might want to do this. If you’re trying to solve IBD, you might want to have a different set of sensors. I think that’s where this goes — but the Oura is the hub. It’s the hub.

Vlad Tenev: It’s like the Apple strategy from the late nineties, right?

Tom Hale: Except it’s not your home, it’s you.

Vlad Tenev: Yeah. It’s your body. So Oura now has five million paid members, and that’s up 100% year-over-year. What’s driving that incredible growth?

Tom Hale: It’s been a really interesting journey. When I joined Oura, it was probably a $150 million business. We’ve done $1.4 billion in the last twelve months. It’s a really interesting story. That’s over the course of four years; we basically doubled the business each year. And I think what’s driving that is that the product itself is something that people evangelize. We see wives buying for their husbands. We see the mother buying for the grandfather of the family or for their kid when they go off to college. Because it’s such a powerful tool in terms of helping people with their health, and it works across a really broad range of different use cases, not just fitness. Sleep and activity and stress and metabolic health and longevity and aging and monitoring your progress of a disease — all those things are use cases. So when you look at that in the aggregate, our customer base ends up being one of the big flywheels of growing the business. Our customers evangelize the product. Whenever I meet someone, they say, “Hey, oh, you’re wearing an Oura Ring” they’re like, “Oh, I am your biggest salesperson. You should write me a commission check.” That flywheel counts for about 40% of our customer acquisition, which we get for free. So that’s been a big one.

The second one to really call out here is the fact that we are increasing the awareness of what is different and better about a smart ring relative to other wearables. People understand wearables. They get the idea. But when we say, “listen, it can predict your illness,” or we say, “look, if you’re a woman, it can tell you when you’re ovulating, it’ll take you on a pregnancy journey,” — all these things are not what people think typically about wearables, then they learn about Oura.

Vlad Tenev: Is that a first-class feature, the ovulation, or is it sort of like a proxy through the heart rate or something?

Tom Hale: No, it’s a first-class feature. Temperature turns out to be the way you make those kinds of predictions. Think about the rhythm method of contraception, where you’re taking your temperature to try and understand when you ovulate. So we see all that, and we have the benefit of measuring at night, so we don’t get any noise in the temperature signal.

Turns out when you’re asleep, your temperature drops about one to two degrees, and then when you wake up, it climbs, and so you want to take a sample of the temperature right at that moment when your body is at rest, and there’s no noise from the business of the day or the environmental temperature changes or whatever’s happening in your life that could affect temperature. And that clarity of signal means we can make really good predictions. I’ll give you an example. I’ve got three daughters, right? If they had been able to know when their cycle was coming when they were in middle school, it would’ve been a superpower for them. We can make those predictions plus or minus half a day and be right. That’s a real power.

So when we think about what we can do and why people come to it, it’s because we give them something, we tell them something, or we educate them about something that nothing else can do for them.

Vlad Tenev: Tell me a little bit about AI. How is Oura using AI? How is it changing what you’re doing for your members?

Tom Hale: I mean, this moment is so crazy, right? This sort of AI moment is really impressive. What I find most compelling is that it started with people learning about their body and their physiology and medicine, just through Google, right? They would Google information. Now they have literally something they can converse with and ask questions. “What does this mean? My doctor told me this. What does this lab test mean?” and that’s incredibly powerful. I think where wearables and AI coming together could really introduce a completely new kind of paradigm is when you think about, instead of you having to go to the AI and say, “Hey, what’s going on with me?” it turns out, if there’s a wearable device on your body that can accurately measure physiology, the AI can say, “Hey, I noticed this. I noticed this trend over the last six months. Your heart rate’s been elevated this certain way, and we think this is unusual, and we should talk about that.” It can kind of prompt you, more like a doctor, and I think that moment of transformation, I think it’s upon us, and we’re seeing it. The other way to think about it is that, if you have that capability of observing somebody, then you can connect them not just to care, but also connect them to the understanding of it or educate them about what’s going on, and if you’re going through some kind of health journey, and it’s 2:00 AM and you’re worried, you want an answer, then the convenience, the immediacy, and the ability for AI to kind of give you information that’s not just generic, but personalized to you and your physiology, I think is incredibly powerful.

Vlad Tenev: And so for the AI, are you thinking of it more as making Oura an amazing sensor and having good APIs so that the other models can go into it and grab your data? Or is it more that you want the Oura app to be the hub for all this information and have that be your coach? Or are you doing both simultaneously?

Tom Hale: I think we do the latter more than we do the former, meaning that we’re vertically integrated from the sensor, to the ability to make interpretations of the sensor, to the interaction with some kind of clinical intelligence, all integrated in one place. I think that’s really powerful because what we’re able to do is build the trust that people have with their doctors, and I think being able to do that through the device that you wear all the time that understands you, that you trust, that’s really important.

Now, that integration too: we have something in the Oura App called the Advisor. You wake up in the morning, you check and say, “How’s my day going to go?” or, “How did I sleep?” and that moment of attention, which happens for us three times a day, seven days a week, is an opportunity for us to either observe something or maybe prompt you to change your behavior, or maybe to say, “Listen, something’s really wrong. Check engine light for your body. You should do something. Change your behavior.” And that engagement, that’s actually one of the big differences between something like Oura and traditional healthcare. Because how often do you go to the doctor? Well, not that often, right? In fact, sometimes if you do, it might take two or three months to even get an appointment. I think what’s happening is we’re with you on your body 24/7. We’ve got your attention. This is the device where you’re spending your life looking at, and we can help you on your health journey.

Vlad Tenev: Yeah. What are you most excited about for the next year?

Tom Hale: Well, we talked about it. I think the Oura Ring 5 is a real transformation. We just launched it in June. It answers what most people have been asking us for as long as Oura has been a product, which is, “Can you just make it smaller?” It is 40% smaller. It’s super comfortable. You can wear it in every condition and feel that it’s not intrusive on your life, as you said. It is really an amazing product, and I think we’re seeing great traction with it. It’s taking off. I think it’s continuing to drive awareness of the category. So you take that. We can see how we might add capabilities to the ring on top of that. New sensing, right? New kinds of things. So that’s what we’re excited about showing. New capabilities — could you imagine this as your wallet and your keys, so you never have to even think about that? It’s just with you all the time, you use it to pay, you use it to start your computer. There are all these things that I think are on the horizon of what does it mean to have a permanently affixed computer on your body?

Then on the software and algorithm side, one of the things we talk about is this idea of predicting. It’s one thing to help you make better choices and have better preventative healthcare for yourself, but what about understanding if something’s coming down the pike? We just introduced a set of things called Health Radar. Health Radar is about things that you don’t know that are coming down the pike. You’re getting sick, we’re going to warn you, and you’ll be like, “I don’t feel sick. I don’t have any symptoms,” and we say, “No, no, you should pay attention.” And three days later, when you’re on the couch watching Netflix surrounded by Kleenex, you know? That’s incredible power. So we want to do that for multiple domains of your health, and those predictions about your health, what we call Health Radar — I think is just going to be really, really transformative in wearables.

Vlad Tenev: Yeah, that’s really cool. And what about the longer-term opportunity? Zooming out, if we’re sitting here five years from now and Oura has dramatically exceeded your expectations and you feel really good, what does that look like? What’s happened between now and then?

Tom Hale: Yeah. I mean, we talked about the power of wearables, providing the data, allowing the AI to prompt you and the power of AI to transform, and provide access and affordability for care. I think that’s the big picture here. It’s not just about empowering you to drive your own health journey. It’s about transforming the way care is delivered, and making that care not just more accessible, but also something that is more effective. Identifying illness sooner, so you can get treatment sooner. Getting people who are not getting any care at all to get basic care. Think about the power of preventative health. Today, in this country, we spend $1 out of $5 in GDP on healthcare. In European countries, it’s something closer to $1 out of $10. And the reality is, I don’t think the experience of healthcare or the reality of healthcare in this country is twice as good as it is in other countries. I think we can transform that. And transforming that, I think, is going to obviously result in an outcome of not just individual health, but also societal health. If we save a couple of percentage points of that 20% of US GDP, well, how can we reinvest it in technology, in education, in growth? What can we do? And that’s, I think, the really big opportunity for us. I think this moment of wearables and AI coming together — it’s happening now. People are starting to change the way they get care. People are taking control. They’re the CEOs of their own health journey and what’s really interesting about that, for that trend, we’re just at the beginning, and there’s lots of runway for us to run.

Vlad Tenev: I think it’s a big vision. It’s deeply personal. It’s probably the most important thing individually to people, their own health and their own wellness.

Tom Hale, thank you so much — and thank you for not just sharing the great news about your company, but also for taking retail shareholders along for the ride from private to IPO and beyond.

Tom Hale: We’re super excited for the partnership. We’re super excited for the Robinhood community to come along on our IPO journey. I think it’s going to be a great ride.

Vlad Tenev: And it’s just the beginning.

Tom Hale: Just the beginning.